United States securities and exchange commission logo





                             September 23, 2022

       Theodore Wang
       Principal Executive
       Mangomill plc
       950 Third Avenue, 25th Floor
       New York, NY 10022

                                                        Re: Mangomill PLC
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 7,
2022
                                                            File No. 333-265755

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 25, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4 filed September 7, 2022

       Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to Unaudited Pro Forma Condensed
Combined Statements
       of Operations, page 200

   1. Please remove the reference to the elimination of investment income held in the Trust
                                                        Account from pro forma
adjustment (AA).
       Key Business Metrics, page 250

   2. You state in your response to prior comment 22 that you have had "consistent renewals"
                                                        and steady retention in
your annual subscription base. As previously requested, please tell us the renewal rates
for your annual and multi-year subscription agreements to support
 Theodore Wang
FirstName
MangomillLastNameTheodore   Wang
          plc
Comapany 23,
September NameMangomill
              2022        plc
September
Page 2    23, 2022 Page 2
FirstName LastName
         your assumption that such agreements will be renewed on existing terms and should be included in the calculation of annualized recurring revenue. Also, please move your key business metric disclosures to the forepart of MD&A to add further context to the results of operations discussion that follows.
Certain Relationships and Related Party Transactions
Forward Purchase Agreements, page 321

3. We note that the amount of additional founder shares to be transferred to the Sponsor, pursuant to the second forward purchase arrangement, entered into in the first half of
         2022, was increased from 10,000 shares to 60,000 shares. Please revise to include the aggregate consideration to be offered by the Sponsor in exchange for this transfer. If the founder shares are being granted for no additional consideration, please highlight this prominently in your discussion.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-56

4. We note your response to prior comment 27 regarding your product offerings. Please clarify for us whether the MariaDB MaxScale and MariaDB ColumnStore limited source
         BSL licenses are available to the public for free without entering into a MariaDB
         Enterprise arrangement. Further, you note that a BSL license automatically converts to a
         GPL open source license after a period of time. Explain whether this conversion impacts the availability of the license to be used for free. Also, since Xpand is a proprietary license, tell us how this is accounted for in the MariaDB Enterprise arrangements and how much revenue was recognized for this product for each period presented.
5. We note your revised disclosure where you state that the open source term licenses may only be sold as an integrated solution with PCS. Please further revise as this appears to indicate the licenses are sold and are not available for free, whether obtained separate from or included in your subscription arrangements.
6. Your disclosures on page F-57 state that some of your contracts contain multiple performance obligations such as the license portion of the term software licenses bundled with PCS, professional services, and database-as-a-service offerings. Please tell us and revise to clarify whether your licenses: open source, limited source, and proprietary, are considered separate performance obligations in your arrangements and which of those you are referring to in this disclosure.
Note. 3 Revenue, page F-62

7. We note your revised disclosures both here and on page F-87 in response to prior comment 31 where you indicate that approximately 49% of the respective remaining performance obligation amounts will be recognized over the next twelve months. Please
 Theodore Wang
Mangomill plc
September 23, 2022
Page 3
      further revise to state when the other 51% will be recognized on a quantitative basis or by providing qualitative information. Refer to ASC 606-10-50-13.
Note 13. Income Tax, page F-73

8. We note your revisions in response to prior comment 34. It appears certain line items in the breakdown of the Income before provision (benefit) for income taxes table have been mislabeled. Please revise. Also, with regard to the rate reconciliation table, revise to explain what the tax credit and return to provision line items relate to. Exhibits

9. We note your response to prior comment 38. Given that APHC intends for the
      Domestication to qualify as an F Reorganization for U.S. federal income tax purposes, and the disclosure includes a representation as to the material tax consequences, please support such conclusions with an opinion of counsel pursuant to Item 601(b)(8) of Regulation S-
      K. Counsel's opinion should also address the uncertainty associated with the passive foreign investment company rules.
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



                                                            Sincerely,
FirstName LastNameTheodore Wang
                                                            Division of
Corporation Finance
Comapany NameMangomill plc
                                                            Office of
Technology
September 23, 2022 Page 3
cc:       Paul Shim
FirstName LastName